EXHIBIT 99.1

Equinox Gold Annual Meeting, Corporate Update and First Quarter 2021 Financial Results

VANCOUVER, BC, April 21, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") reminds investors that the Company's annual and special meeting of shareholders ("AGM") will be held on Wednesday, May 5, 2021 commencing at 1:30 pm Vancouver time.

Equinox Gold will also announce its first quarter 2021 financial and operating results on May 5 during market hours and will discuss the results during the corporate update immediately following the AGM.

Unless you intend to vote during the meeting, registered shareholder proxy forms must be received by 1:30 pm Vancouver time on May 3, 2021. The deadline for non-registered shareholders may be earlier. Meeting materials and information regarding how to participate in the virtual meeting have been distributed to shareholders and are also available for download on Equinox Gold's website at www.equinoxgold.com.

Due to the ongoing COVID-19 pandemic, Equinox Gold will hold its AGM in a virtual format via live audiocast. All interested investors are invited to participate in the AGM using the login details below. Registered shareholders or duly appointed proxy holders can submit questions during the live audiocast.

AGM commencing at 1:30 pm Vancouver time

Login: https://web.lumiagm.com/215049834
Meeting ID: 215049834
Password: equinox2021

Corporate Update

As in previous years, Equinox Gold will host a live conference call and webcast after the AGM commencing at 2:00 pm Vancouver time to discuss the Company's business strategy and objectives, first quarter results and activities underway at the Company's projects. All participants will have the opportunity to ask questions of Equinox Gold's Chairman, CEO and executive team. The webcast will be archived on Equinox Gold's website until November 5, 2021.

Corporate update commencing at 2:00 pm Vancouver time

Conference call	Toll-free in U.S. and Canada: 1-800-319-4610
International callers: +1 604-638-5340
Webcast	www.equinoxgold.com

View original content:http://www.prnewswire.com/news-releases/equinox-gold-annual-meeting-corporate-update-and-first-quarter-2021-financial-results-301274097.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2021/21/c7369.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 13:30e 21-APR-21